 Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-297223

PROSPECTUS

26,228,573 American Depositary Shares representing 262,285,730,000 Ordinary Shares

REDHILL BIOPHARMA LTD.

This prospectus relates to the resale, from time to time, by the selling shareholders identified in this prospectus under the section “Selling Shareholders” (the “selling shareholders”) of Redhill Biopharma Ltd. (“Redhill,” “we,” “us”, “our” or the “Company”) of up to an aggregate of 26,228,573 American Depositary Shares (the “Offered ADSs”), each American Depositary Share (“ADS”) representing ten thousand (10,000) of our ordinary shares, par value NIS 0.01 per share, consisting of (A)(i) up to 8,571,429 ADSs issuable upon exercise of pre-funded warrants (the “Pre-Funded Warrants”) to purchase ADSs, (ii) up to 8,571,429 ADSs issuable upon exercise of Series A-1 warrants (the “Series A-1 Warrants”) to purchase ADSs and (iii) up to 8,571,429 ADSs issuable upon exercise of Series A-2 warrants (together with the Pre-Funded Warrants and Series A-1 Warrants, the “Investor Warrants”), all issued pursuant to the Securities Purchase Agreement (the “Purchase Agreement”), dated as of June 18, 2026, by and between the Company and the purchaser named on the signature page thereto, and (B)(iv) up to 514,286 ADSs issuable upon exercise of warrants (the “Placement Agent Warrants”, and together with the Investor Warrants, the “Warrants”) to purchase ADSs issued pursuant to an engagement letter, dated April 24, 2026, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”, or “Wainwright”). The Warrants and the ADSs issuable upon the exercise of the Warrants were offered and sold pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.

We are required to register these securities for resale pursuant to a registration rights agreement entered into between us and the Purchaser (as defined below) on June 18, 2026 (the “Registration Rights Agreement”).

The selling shareholders will receive all of the proceeds from any sales of the Offered ADSs offered hereby. We will not receive any of the proceeds from any such sales. To the extent the Warrants are exercised for cash, if at all, we will receive the exercise price of the Warrants.

The selling shareholders and any of their pledgees, assignees and successors-in-interest, may sell the ADSs covered by this prospectus through public or private transactions at market prices prevailing at the time of sale or at fixed or negotiated prices. The timing and amount of any sale are within the sole discretion of the selling shareholders. Our registration of the ADSs covered by this prospectus does not mean that the selling shareholders will offer or sell any of the ADSs. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of the Offered ADSs. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares represented by the Offered ADSs. For further information regarding the possible methods by which the shares may be distributed, see “Plan of Distribution.”

The ADSs are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RDHL.” On July 10, 2026, the last reported sale price of the ADSs was $0.695 per ADS.

Investing in these securities involves a high degree of risk. Please carefully consider the risks discussed in this prospectus under “Risk Factors” beginning on page 6 and in “Item 3: Key Information - Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus for a discussion of the factors you should consider carefully before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2026.

TABLE OF CONTENTS

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information.”

The selling shareholders named in this prospectus may resell, from time to time, in one or more offerings, the ADSs covered by this prospectus. Information about the selling shareholders may change over time.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of the prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

We have not, and the selling shareholders have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

For investors outside the United States: We have not done anything that would permit the sale of our securities in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section titled “Where You Can Find More Information.”

Unless the context indicates otherwise, the term “selling shareholders” as used in this prospectus means the selling shareholders referred to in this prospectus and their transferees, pledgees, donees, assignees and other successors-in-interest.

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company,” and similar designations refer to RedHill Biopharma Ltd. and its subsidiaries, RedHill Biopharma Inc., and Talicia Holdings Ltd. The term “including” means “including but not limited to,” whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel. The terms “dollar,” “USD $,” “$,” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Foreign currency transactions in currencies other than U.S. dollars are translated in this prospectus into U.S. dollars using exchange rates in effect at the date of the transactions.

Unless otherwise indicated or the context requires, the term “therapeutic candidates” refers to investigational drug products that are still in development and have not been approved by the United States Food and Drug Administration (“FDA”) or other relevant regulatory authority. The term “commercial products” means products approved by the FDA that we commercialize or promote from time to time.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere or incorporated by reference into this prospectus and does not contain all the information you should consider before investing in our securities. You should carefully read the prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Overview

We are a specialty biopharmaceutical company, primarily focused on U.S. commercialization and development of proprietary drugs for GI diseases, infectious diseases and oncology. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused on the commercialization of our FDA-approved GI-related product, Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) in the U.S. in partnership with Cumberland, and on the advancement of our clinical-stage therapeutic development pipeline. We are also continuing to assess strategic opportunities for other potential products and activities.

Our current pipeline consists of five therapeutic candidates, part of which are in mid-to-late stage clinical development. Among our therapeutic candidates, we are evaluating RHB-102 (Bekinda®) for several gastrointestinal indications, including GLP-1/GIP-associated GI intolerance, gastroenteritis and gastritis, diarrhea-predominant irritable bowel syndrome (IBS-D) and oncology support as well as RHB-204, a next-generation optimized formulation of RHB-104, for the treatment of Crohn's disease.

We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. Apart from Talicia®, which we primarily developed internally and has been approved for marketing, none of our other therapeutic candidates has generated revenues to date. We have out-licensed our commercial product, Talicia®, to specific territories outside the U.S., including certain Middle East markets, and one of our therapeutic candidates, RHB-102 (Bekinda®), worldwide (except for the U.S., Canada, and Mexico). Furthermore, we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Nasdaq Minimum Bid Price Requirement

On April 8, 2026, we received a letter from the Listings Qualifications Department of Nasdaq notifying us that, for a period of thirty consecutive business days prior to April 2, 2026, the bid price for the ADSs had closed below the minimum $1.00 per ADS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(2)(B), we have been provided an initial period of 180 calendar days, or until October 5, 2026, to regain compliance.

Kukbo Proceedings

On September 2, 2022, we filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under a subscription agreement, dated October 25, 2021 in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegations such as breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing, among other claims. On November 20, 2023, we entered into a Contingency Fee Agreement with our legal firm, Haynes and Boone, LLP (“H&B”), under which certain legal costs related to the Kukbo litigation will be assumed by H&B. On December 2, 2024, we were awarded a judgment of approximately $8 million, including $6.5 million in principal and approximately $1.5 million in accrued interest, plus costs, in a summary judgment by the Supreme Court of the State of New York, New York County in our legal proceedings against Kukbo. The Court dismissed the entirety of Kukbo’s counterclaims in the case. On August 11, 2025, the New York Supreme Court awarded us approximately $1.82 million in legal costs and expenses (including interest) in our action against Kukbo.

On September 23, 2025, the New York Appellate Division, First Department, on appeal, upheld the Supreme Court’s original summary judgment ruling and award in our favor, unequivocally dismissing, once again, the entirety of Kukbo’s defense. As of October 27, 2025, the New York Supreme Court’s summary judgment in our favor against Kukbo became final and eligible for enforcement and foreign recognition, with no further appeal permissible following expiry of the appeal period. The Court awarded more than $10.5 million in total to us, comprised of the main judgment of approximately $8.6 million, and the award for legal fees and expenses of approximately $1.9 million, both now final and eligible for enforcement (both include the principal amounts and accrued interest, to date). 9% annual statutory interest continues to accrue on both awards. On June 8, 2026, we announced that we had commenced recognition and enforcement proceedings in Korea in respect of the New York Supreme Court’s final judgment.

In addition, we won an attachment grant against Kukbo, from Korea’s Incheon District Court, providing a court-ordered seizure (attachment) of Kukbo’s assets, preventing their disposal prior to judgment enforcement.

We intend to vigorously pursue the recovery of attorneys’ fees and the collection of the judgment.

June 2026 Private Placement

On June 18, 2026, we entered into the Purchase Agreement with an accredited investor (the “Purchaser”) in connection with a private placement (the “June 2026 Private Placement”) for the offer, issuance and sale of (i) Pre-Funded Warrants to purchase up to 8,571,429 ADSs, (ii) Series A-1 Warrants to purchase up to 8,571,429 ADSs and (iii) Series A-2 Warrants to purchase up to 8,571,429 ADSs (the Investor Warrants and the ADSs issuable upon exercise of the Investor Warrants, collectively referred to as the “Securities”), at a combined purchase price of $0.699 per Pre-Funded Warrant and accompanying warrants. The Series A-1 Warrants have an exercise price of $0.86 per ADS, are exercisable immediately and have a term of five years following the Effectiveness Date (as defined below), and the Series A-2 Warrants have an exercise price of $0.70 per ADS, are exercisable immediately and have a term of 18 months following the Effectiveness Date.

Under the terms of the Investor Warrants, a holder will not be entitled to exercise any portion of any such warrant if, upon giving effect to any issuance after exercise, the aggregate number of Ordinary Shares or Ordinary Shares underlying the ADSs beneficially owned by the holder (together with its affiliates and other persons acting as a group with the holder or any of the holder’s affiliates) would exceed 4.99% of (i) the number of Ordinary Shares or (ii) the outstanding aggregate voting rights of the Company, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the SEC.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company, other obligations of the parties and termination provisions.

In connection with the June 2026 Private Placement, we entered into the Registration Rights Agreement with the Purchaser pursuant to which we are required to prepare and file with the SEC a registration statement to register for resale the Securities sold in the June 2026 Private Placement within fifteen (15) calendar days of June 18, 2026 and use commercially reasonable efforts to cause such registration to become effective (the “Effectiveness Date”) within forty-five (45) calendar days (or within seventy-five (75) calendar days in the event the SEC elects to review such registration statement). We have filed the registration statement of which this prospectus is a part pursuant to the Registration Rights Agreement.

Subject to certain exceptions, for a period of ninety (90) days after the Effectiveness Date, we agreed that neither we nor any subsidiary will issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share equivalents or file any registration statement or amendment or supplement thereto, other than pursuant to the Registration Rights Agreement. Also, for one year following the Effectiveness Date, we shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ADSs, Ordinary Shares or Ordinary Share equivalents (or a combination of units thereof) involving a defined “Variable Rate Transaction,” subject to certain exceptions.

The Securities were issued to the Purchaser pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act.

Wainwright acted as the exclusive placement agent for the June 2026 Private Placement. The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds of the June 2026 Private Placement, a management fee equal to 1% of the gross proceeds of the June 2026 Private Placement and to reimburse the Placement Agent for certain expenses. The Company also issued to the Placement Agent’s designees Placement Warrants to acquire up to 514,286 ADSs at an exercise price per ADS of $0.875 and a term of five years following the Effectiveness Date.

We are registering the resale by the selling shareholders of the above-referenced securities in order to permit the selling shareholders to offer such securities for resale from time to time pursuant to this prospectus. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of such securities in transactions exempt from the registration requirements of the Securities Act, or pursuant to another effective registration statement covering them.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are applicable to “foreign private issuers,” and under those requirements we file reports with the United States Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we often report our financial results on a quarterly basis, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies.

Furthermore, our officers, directors and principal shareholders are exempt from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirements in Section 16(a) of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted, and follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company..

Corporate Information

We were incorporated as a limited liability company under the laws of the State of Israel on August 3, 2009. Our principal executive offices are located at 21 Ha’arba’a Street, Tel-Aviv, Israel and our telephone number is +972 (3) 541-3131.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website address is http://www.redhillbio.com. The information on, or that can be accessed through, our website does not constitute part of this prospectus. Our registered agent in the U.S. is RedHill Biopharma Inc. The address of RedHill Biopharma Inc. is 8311 Brier Creek Parkway, Suite 105-161, Raleigh, NC 27617, U.S.A.

THE OFFERING

ADSs offered by the selling shareholders	Up to 26,228,573 ADSs.

ADSs Currently outstanding (1)	6,080,920 ADSs representing 60,809,201,000 ordinary shares.

The ADSs

Each ADS represents 10,000 of our Ordinary Shares. The ADSs will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying the ADSs and you will have rights as provided in the Deposit Agreement among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on December 6, 2012.

Subject to the terms of the Deposit Agreement and in compliance with the relevant requirements set out in the prospectus, you may turn in the ADSs to the Depositary for cancellation and withdrawal of the Ordinary Shares underlying the ADSs. The Depositary will charge you fees for such cancellations pursuant to the Deposit Agreement.

You should carefully read the Deposit Agreement to better understand the terms of the ADSs.

Selling shareholders	All of the Offered ADSs are being offered by the selling shareholders named herein. See “Selling Shareholders” on page 13 of this prospectus for more information on the selling shareholders.

Use of proceeds	All of the ADSs offered by the selling shareholders pursuant to this prospectus will be sold by the selling shareholders. We will not receive any proceeds from such sales. However, to the extent the Warrants are exercised for cash, if at all, we will receive the exercise price of the Warrants. The exercise price of the Warrants may exceed the trading price of the ADSs. If the price of the ADSs is below the exercise price of the Warrants, we believe that holders of the Warrants will be unlikely to exercise their Warrants, resulting in little to no cash proceeds to us. If all the Warrants were exercised for cash, we would receive potential gross proceeds of approximately $13.8 million. See the section titled “Use of Proceeds” in this prospectus for more information.

Plan of Distribution	The selling shareholders, and any of their pledgees, and successors-in-interest, may offer or sell the Offered ADSs from time to time through public or private transactions at prevailing market prices or at fixed or negotiated prices. The selling shareholders may also resell the Offered ADSs to or through underwriters, broker- dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution” beginning on page 25 of this prospectus for additional information on the methods of sale that may be used by the selling shareholders.

Listing	The ADSs trade on Nasdaq under the symbol “RDHL”.

Risk factors	You should carefully read the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our securities.

(1)	The number of ADSs outstanding is based on 6,080,920 ADSs (representing 60,809,201,000 Ordinary Shares) issued and outstanding as of June 29, 2026.

As of June 29, 2026, we had outstanding (i) 23,170,000 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares at a weighted average exercise price of $0.63 per share (equivalent to 2,317 ADSs at a weighted average exercise price of $6,345.85 per ADS), (ii) 85,714,290,000 Ordinary Shares issuable upon the exercise of Pre-Funded Warrants, at the exercise price of $0.0000001 per share (equivalent to 8,571,429 ADSs at an exercise price of $0.001 per ADS), (iii) 184,653,600,000 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase Ordinary Shares, including previously outstanding warrants, as well as Series A-1 Warrants, Series A-2 Warrants and the Placement Agent Warrants, at a weighted average exercise price of $0.0002 per share (equivalent to 18,465,360 ADSs at a weighted average exercise price of $1.61 per ADS), and (iv) 376,123 outstanding Restricted Share Units (“RSUs”), each RSU representing one ADS.

Except as otherwise indicated, all information in this prospectus excludes such outstanding securities.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below and in “Item 3. Key Information-D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, incorporated by reference herein, and all of the information included or incorporated by reference in this prospectus before deciding whether to purchase our securities. The risks and uncertainties described below or incorporated by reference in this prospectus are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition and results of operations would suffer. In that event, the price of our Ordinary Shares could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to this Offering

Future issuances or sales of ADSs could reduce the market price of the ADSs and result in dilution to our shareholders.

As of June 29, 2026, we had outstanding options to purchase up to an aggregate of 23,170,000 Ordinary Shares (equivalent to 2,317 ADSs) under our Award Plan and 376,123 outstanding RSUs, each with respect to one ADS, which represents 10,000 of our Ordinary Shares. In addition, as of June 29, 2026, there were 64,895,695,000 Ordinary Shares (equivalent to 6,489,570 ADSs) reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options and RSUs under such plan).

As of June 29, 2026, we also had outstanding Pre-Funded Warrants to purchase 8,571,429 ADSs, at de minimis exercise prices, and outstanding warrants to purchase an aggregate of 18,465,360 ADSs, excluding the Pre-Funded Warrants and including previously outstanding warrants, as well as the Series A-1 Warrants, the Series A-2 Warrants and the Placement Agent Warrants. Because the exercise price of the Pre-Funded Warrants is nominal, the holders of those Pre-Funded Warrants are significantly more likely to exercise them regardless of the market price of our ADSs. The weighted average exercise price of our other outstanding warrants, other than the Pre-Funded Warrants, is approximately $1.61 per ADS, which is above the current market price of the ADSs, which was $0.83 per ADS based on the closing price of the ADSs on Nasdaq on July 1, 2026. Accordingly, the likelihood that holders will exercise those other outstanding warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ADSs. However, there is no guarantee that such warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

Future substantial issuance or sale of the ADSs or of securities exercisable, convertible or exchangeable into ADSs, or the perception that such sales may occur in the future, including sales of ADSs issuable upon vesting of RSUs and the exercise of options, warrants or other equity-based securities, may cause the market price of the ADSs to decline. To the extent that our outstanding options or warrants are exercised, additional shares of the ADSs will be issued, which will result in dilution to the holders of the ADSs and increase the number of shares of the ADSs eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such outstanding options and warrants may be exercised may cause the market price of the ADSs to decline.

Risks Related to the ADSs

Our failure to regain and maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.

The ADSs are currently listed for trading on Nasdaq. We must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum bid price requirement of $1.00 per ADS and a minimum shareholders’ equity of $2.5 million, or risk delisting, which would have a material adverse effect on our business.

On April 8, 2026, we received a letter from the Listings Qualifications Department of Nasdaq notifying us that, for a period of thirty consecutive business days prior to April 2, 2026, the bid price for the ADSs had closed below the minimum $1.00 per ADS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (“Minimum Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(2)(B), we have been provided an initial period of 180 calendar days, or until October 5, 2026, to regain compliance. The letter states that the Nasdaq staff will provide written notification that we have achieved compliance with Rule 5550(a)(2), if at any time during the 180-day period, the bid price of the ADSs closes at least as $1.00 per share or more for a minimum of ten consecutive business days.

If we are not compliant with the minimum bid price requirement at the end of the 180-day cure period, we may be eligible for an additional 180-calendar day extension. To be eligible for the second 180-day period, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. Under Nasdaq rules, after the second 180-day compliance period expires, if we do not regain compliance with the price criteria for 10 consecutive business days prior to the end of the second period, a request for a hearing no longer stays the suspension and delisting of the ADSs pending the Nasdaq Hearing Panel’s decision. After the second 180-day period expires, trading of the ADSs is automatically suspended, and the ADSs will move to the over-the-counter market while the appeal is pending. In addition, under the amended rule, we will not be eligible for any cure period to address a deficiency in the minimum bid price requirement if we effected a reverse stock split in the prior year.

We have previously implemented two ratio changes of the ADSs to the Company’s non-traded Ordinary Shares in connection with previous non-compliance with the Minimum Price Rule. The most recent ratio change was implemented on August 20, 2024 and changed the previous ratio of one (1) ADS representing four hundred (400) ordinary shares to a new ratio of one (1) ADS representing ten thousand (10,000) ordinary shares, which change had the same effect as a one-for-twenty-five reverse ADS split.

Under the Nasdaq rules, companies that fall out of compliance with the minimum bid price requirement are issued a delisting decision without being granted any cure period if they have effectuated one or more reverse stock splits within a two-year period with a cumulative ratio of 250 shares or more to one. In addition, if we fall out of compliance with the minimum bid price requirement within one year of having conducted the most recent ratio change, we will be issued a delisting decision rather than being granted any cure period. Accordingly, we may fail to maintain long-term compliance with such minimum bid price requirement.

On April 15, 2025, we received the Notification Letter from the Listing Qualifications Department of Nasdaq, notifying us that we were no longer in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”). The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. However, based on our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 10, 2025, we reported a stockholders’ deficit of $4,683,000 and did not meet the alternatives of market value of listed securities or net income from continuing operations, and we were thus non-compliant with the Minimum Stockholders’ Equity Rule. On December 1, 2025, we announced that we had received confirmation from Nasdaq that we had regained compliance with the Minimum Stockholders’ Equity Rule. There is no guarantee that we will maintain long-term compliance with the Minimum Stockholders’ Equity Rule.

Additionally, Nasdaq has recently proposed a new rule change to (i) adopt Listing Rules 5450(a)(3) and 5550(a)(6) to require issuers listed on the Nasdaq Global and Capital Markets, respectively, to maintain a minimum Market Value of Listed Securities (as defined in Nasdaq Listing Rule 5005(a)(23)) of at least $5 million for a period of 30 consecutive business days, and (ii) amend Rule 5810 to suspend trading and immediately delist, without a cure period, from Nasdaq securities of issuers that do not satisfy the proposed new requirements, and Rule 5815 to set forth the procedures for requesting a hearing before a Hearings Panel and the scope of the Panel’s discretion (collectively, the “Proposed $5 Million MVLS Rule”). As of the date of the filing of this prospectus, the market value of our listed securities is slightly higher than $5 million. The market value of our common stock may fluctuate significantly due to a number of factors, many of which are outside of our control, including market conditions, investor sentiment toward small-cap companies, our operating performance, and general economic conditions. If the SEC approves the Proposed $5 Million MVLS Rule and the market value of our listed securities does not meet the $5 million requirement as of the date it goes into effect, our securities will be subject to delisting.

Additionally, in the recent past, we did not meet the continued listing requirement for market value of publicly held shares (“MVPHS”), and only regained compliance with such requirement by transferring the listing of the ADSs to the Nasdaq Capital Market from the Nasdaq Global Market in November 2023. No assurance can be given that the price of the ADSs will not again be in violation of Nasdaq’s minimum bid price requirement or the MVPHS requirement in the future.

Our failure to meet any of these requirements or any future requirement may result in our securities being delisted from Nasdaq. A delisting could substantially decrease trading in the ADSs, adversely affect the market liquidity of the ADSs as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ADSs may decline further and shareholders may lose some or all of their investment.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections no assurance can be given that we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2026. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contain statements that constitute forward-looking statements, including statements concerning our industry, our operations, our anticipated financial performance and financial condition, and our business plans and growth strategy and product development efforts. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms, including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified. In addition, this prospectus, our Annual Report on Form 20-F for the year ended December 31, 2025, and documents incorporated by reference into this prospectus contain information obtained from independent industry and other sources that we may not have independently validated. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the going concern reference in our financial statements and our ability to obtain additional financing;

•	our ability to regain and maintain compliance with the listing standards of Nasdaq;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional financing;

•	the ability to successfully commercialize Talicia® in the U.S as part of our collaboration arrangement with Cumberland Pharmaceuticals Inc. (“Cumberland”) and successfully implement joint decision-making and division of responsibilities for such collaboration;

•	the commercialization and market acceptance of Talicia® and any future commercial products;

•	our ability to generate sufficient revenues from Talicia® and any future commercial products, including obtaining commercial insurance and government reimbursement;

•	our ability to close strategic business transactions;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the Food and Drug Administration (“FDA”) or other regulatory authorities;

•	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;

•	our ability and the ability of our subsidiaries, collaborators and affiliates to maintain an appropriate sales and marketing infrastructure;

•	our ability to establish and maintain corporate collaborations;

•	that Talicia® or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;

•	our exposure to significant drug product liability claims;

•	the initiation and completion of any postmarketing studies or trials;

•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities or the marketing and commercialization capabilities of our subsidiaries, collaborators and affiliates;

•	our estimates of the markets, their size, characteristics and their potential for Talicia® and any future commercial products and therapeutic candidates and our ability to serve those markets;

•	our ability to maintain our partnerships with third parties and realize the expected benefits from such partnerships;

•	the successful commercialization of products we in-license or acquire;

•	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;

•	the hiring and continued employment of executives, sales personnel, and contractors;

•	our receipt and timing of regulatory clarity and approvals for Talicia® and any future commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our ability to develop or obtain approval for RHB-104/RHB-204 in Crohn’s may be adversely impacted if a validated lab test for MAP will not become available;

•	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;

•	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective active pharmaceutical ingredients with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;

•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;

•	the impact of other companies and technologies that compete with us within our industry;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering Talicia® and any future commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;

•	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;

•	the failure by a licensor or a partner of ours to meet its respective obligations under our acquisition, in-license or other development or commercialization agreements or to renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;

•	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;

•	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;

•	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;

•	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate; and

•	other factors discussed in our Annual Report on Form 20-F.

We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements.

Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. No forward-looking statement is a guarantee of future performance. You should read this prospectus, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and any document incorporated by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 2025:

•	on an actual basis; and

•	on a pro forma basis, to give effect to the sale of the Pre-Funded Warrants and the issuance of the Warrants offered in this offering, assuming no exercise of the Pre-Funded Warrants or the Warrants, and after deducting estimated offering expenses payable by us.

The pro forma data included in the table below is unaudited. Investors should read this table in conjunction with our audited consolidated financial statements and related notes as of and for the year ended December 31, 2025, and management’s discussion and analysis thereof, each as incorporated by reference into this prospectus, as well as “Use of Proceeds” in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	As of December 31, 2025
	(in thousands)
	Actual	Pro Forma (2)
Total debt (1)	$21,077	$27,077
Ordinary shares, par value NIS 0.01 per share	147,641	147,641
Additional paid-in capital	270,382	270,382
Accumulated deficit	$(413,755)	$(414,431)
Total shareholders’ equity (2)	4,268	3,592
Total capitalization and indebtedness	$25,345	$30,669

(1)	Includes $19.2 million reported as current liabilities, which mainly consist of allowance for deductions from revenue, accrued expenses and accounts payable, and $1.9 million reported as non-current liabilities, which consist of royalty obligations, lease liabilities and accrued expenses. The warrants granted to the investors in this offering were classified as a financial liability due to a net settlement provision. Therefore, the proceeds of the issuance were classified as derivative financial instruments and increased the total debt accordingly.

(2)	Assumes no exercise of the Pre-Funded Warrants and Warrants, and as such, excludes an aggregate of up to 26,228,573 ADSs, including Pre-Funded Warrants to purchase up to 8,571,429 ADSs at $0.001 per ADS, issuable upon exercise of the Pre-Funded Warrants and Warrants, to be sold by the selling shareholders pursuant to this prospectus.

As of December 31, 2025, prior to giving effect to this offering, we had outstanding (i) 23,170,000 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares at a weighted average exercise price of $0.63 per share (equivalent to 2,317 ADSs at a weighted average exercise price of $6,345.85 per ADS), (ii) 8,082,160,000 Ordinary Shares issuable upon the exercise of outstanding warrants to purchase Ordinary Shares at a weighted average exercise price of $0.002 per share (equivalent to 808,216 ADSs at a weighted average exercise price of $19.78 per ADS), and (iii) 61,642 outstanding RSUs, each RSU representing one ADS.

Unless otherwise stated, outstanding share information throughout this prospectus excludes such outstanding securities and assumes no exercise of the outstanding options or warrants or vesting or settlement of the outstanding RSUs, as applicable, described above.

SELLING SHAREHOLDERS

Relationships with the Selling Shareholders

On July 25, 2023, Armistice participated in our registered direct offering and acquired 13,204 ADSs for a price of $33.75 per ADS. Concurrent with such offering, we entered into a warrant reprice and reload letter with Armistice, as holder of Series A Warrants to purchase up to an aggregate of 60,000 ADSs and Series B Warrants to purchase up to an aggregate of 60,000 ADSs, each issued in April 2023, pursuant to which: (i) Armistice exercised its Series A Warrants in full at a reduced exercise price of $33.75 per ADS in exchange for new unregistered warrants to purchase up to an aggregate of 60,000 ADSs at an exercise price of $45.00 per ADS exercisable until April 3, 2028, and (ii) the exercise price of the Series B Warrants was reduced to $45.00 per ADS. We also agreed to reduce the exercise price of the May 2022 Warrants (as defined below), as amended as described below.

On September 28, 2023, Armistice participated in a warrant reprice and reload letter pursuant to which Armistice agreed to exercise existing warrants to purchase 133,204 ADSs at a reduced exercise price of $11.75 per ADS, and in exchange, Armistice received new unregistered warrants to purchase up to an aggregate of 266,408 ADSs at an exercise price of $11.75 per ADS and with exercise terms ranging from eighteen months to five years.

On January 26, 2024, Armistice participated in our (i) registered direct offering and acquired 115,000 ADSs at a purchase price of $20.00 per ADS and (ii) concurrent private offering and acquired warrants to acquire 115,000 ADSs at an exercise price of $25.00 per ADS.

Wainwright acted as placement agent for such offerings and the June 2026 Private Placement, and as part of the compensation, we issued to Wainwright’s designees unregistered warrants to purchase up to 558,935 ADSs. Wainwright also has received customary cash compensation. Wainwright has been engaged in investment banking, advisory and other commercial dealings in the ordinary course of business with us or our affiliates for which it has received customary compensation.

We are party to an At The Market Offering Agreement, dated February 3, 2025 with Wainwright (the “Wainwright Sales Agreement”) pursuant to which we are able to offer and sell, from time to time, ADSs through our ATM program, with Wainwright acting as our agent. To date, we have sold 944,955 ADSs at a weighted average offering price of approximately $3.68 per ADS for aggregate net proceeds of approximately $3.4 million pursuant to the Wainwright Sales Agreement.

Except for the foregoing and their ownership of the ADSs and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

Information About Selling Shareholders’ Offering

The ADSs being offered by the selling shareholders are those issuable to the selling shareholders upon exercise of the Warrants. For additional information regarding the issuances of the Warrants, see “June 2026 Private Placement” above. We are registering the ADSs issuable upon exercise of the Warrants in order to permit the selling shareholders to offer the shares for resale from time to time.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ADSs by each of the selling shareholders. The second column lists the number of ADSs beneficially owned by each selling shareholder, based on its ownership of the ADSs and warrants, as of June 29, 2026, assuming exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on exercises.

The third column lists the ADSs being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the maximum number of ADSs issuable upon exercise of the Warrants, determined as if the outstanding Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration rights agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the ADSs offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Warrants, a selling shareholder may not exercise such Warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of Ordinary Shares represented by ADSs which would exceed 4.99% of (i) the number of Ordinary Shares or (ii) the outstanding aggregate voting rights of our company, in either case, outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon such exercise, excluding for purposes of such determination Ordinary Shares represented by ADSs issuable upon exercise of such Warrants that have not been exercised. The number of ADSs in the second and fourth columns does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Shareholder	Number of ADSs Owned Prior to Offering(1)		Maximum Number of ADSs to be Sold Pursuant to this Prospectus	Number of ADSs Owned After Offering(2)
Armistice Capital LLC Ltd. (3)	25,714,287	(3)	25,714,287	-
Augustus Trading LLC	329,786	(5)	329,786	-
Noam Rubinstein (4)	171,822	(6)	162,000	9,822
Wilson Drive Holdings LLC	18,863	(7)	17,357	1,506
Charles Worthman (4)	5,589	(8)	5,143	446

(1)

Assumes that all Warrants held by the selling shareholders on July 1, 2026 are exercised on a cash basis. The number of ADSs listed does not take into account any limitations on exercise of the Warrants preventing the selling shareholders from exercising any portion of such warrants if such exercise would result in any selling shareholder owning greater than 4.99% of (i) the outstanding ADSs or (ii) the outstanding voting rights of our company following such exercise. Each ADS represents ten thousand (10,000) Ordinary Shares.

(2)

Assumes that (i) all of the ADSs covered by the registration statement of which this prospectus is a part are sold in this offering and (ii) the selling shareholders do not acquire additional ADSs after the date of this prospectus and prior to completion of this offering.

(3)	Consists of (i) 8,571,429 ADSs issuable upon the exercise of Pre-Funded Warrants, (ii) 8,571,429 ADSs issuable upon the exercise of Series A-1 Warrants and (iii) 8,571,429 ADSs issuable upon the exercise of Series A-2 Warrants. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling shareholder from exercising that portion of the warrants that would result in the selling shareholder and its affiliates owning, after exercise, a number of ADSs in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(4)	Each of these selling shareholders is affiliated with H.C. Wainwright & Co., LLC, the placement agent for our June 2026 Private Placement. H.C. Wainwright & Co., LLC is a registered broker dealer with a business address of 430 Park Ave, 3rd Floor, New York, NY 10022. Each of these selling shareholders has the voting and dispositive power over the securities held and acquired the Placement Agent Warrants in the ordinary course of business and, at the time the Placement Agent Warrants were acquired, each of these selling shareholders had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(5)

Consists of 329,786 ADSs issuable upon exercise of Placement Agent Warrants held by Augustus Trading LLC and issued in connection with the June 2026 Private Placement. Orsium Capital LLC, the authorized agent to Augustus Trading LLC, has discretionary authority to vote and dispose of the securities held by Augustus Trading LLC and may be deemed to be the beneficial owner of these securities. Olivier Morali, in his capacity as managing member of Orsium Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Augustus Trading LLC. Orsium Capital LLC and Mr. Morali each disclaims any beneficial ownership of these securities. The business address of Augustus Trading LLC is 600 Lexington Avenue, 32nd Floor, New York, NY 10022.

(6)

Consists of 162,000 ADSs issuable upon exercise of Placement Agent Warrants held by Noam Rubinstein and issued in connection with the June 2026 Private Placement and 9,822 ADSs issuable upon exercise of Placement Agent Warrants issued prior to this offering.

(7)

Consists of 17,357 ADSs issuable upon exercise of Placement Agent Warrants held by Wilson Drive Holdings LLC and issued in connection with the June 2026 Private Placement. An additional 1,506 ADSs issuable upon exercise of Placement Agent Warrants issued prior to this offering are held by Craig Schwabe. Wilson Drive Holdings LLC has a business address of 600 Lexington Avenue, 32nd Floor, New York, NY 10022. Craig Schwabe is the managing member of Wilson Drive Holdings LLC and has the power to vote and dispose the securities held. Neither Wilson Drive Holdings LLC nor Mr. Schwabe is a broker-dealer. Mr. Schwabe is affiliated with the following registered broker-dealers: H.C. Wainwright & Co., LLC, Rodman & Renshaw LLC and Stockblock Securities LLC. The securities were acquired in the ordinary course of business and, at the time the securities were acquired, the selling shareholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities. Mr. Schwabe has not held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

(8)	Consists of 5,143 ADSs issuable upon exercise of Placement Agent Warrants held by Charles Worthman and issued in connection with the June 2026 Private Placement and 446 ADSs issuable upon exercise of Placement Agent Warrants issued prior to this offering.

USE OF PROCEEDS

All of the ADSs offered by the selling shareholders pursuant to this prospectus will be sold by the selling shareholders. We will not receive any of the proceeds from such sales. The selling shareholders will receive all of the proceeds from any sales of the ADSs offered hereby. However, we will incur expenses in connection with the registration of the ADSs offered hereby.

We will receive the exercise price upon any exercise of the Warrants, to the extent exercised on a cash basis. If all the Warrants were exercised, we would receive gross proceeds of approximately $13.8 million. However, the holders of the Warrants are not obligated to exercise them, and we cannot predict whether or when, if ever, they will choose to exercise them, in whole or in part. The exercise price of the Warrants may exceed the trading price of our ADSs. If the price of the ADSs is below their exercise price, we believe that holders of the Warrants will be unlikely to exercise their Warrants, resulting in little to no cash proceeds to us. Accordingly, we currently intend to use the proceeds received upon such exercise, if any, for working capital, research and development and general corporate purposes.

TAXATION

Israeli Tax Considerations

General

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares representing Ordinary Shares (collectively, the “Shares”).

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion below is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2026 tax year. A corporation will generally be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli tax resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax.

In 2026, the Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s Means Of Control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. “Means Of Control” generally include the right to vote, receive profits, nominate a director or other general manager or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2026), and a marginal tax rate of up to 47% in 2026 for individuals (not including Excess Tax, as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli resident shareholder may be exempt from Israeli capital gain tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale, exchange or other disposition of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority (“ITA”) may require shareholders who are not liable for Israeli capital gain tax on such sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser or any applicable payor of the shares to withhold tax at source).

Payers of consideration for the Ordinary Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are generally obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed, and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

To the extent any payment of dividends by the Company is subject to Israeli withholding taxes, the Company (or its withholding agent) shall make the required withholding and remit such taxes to the ITA.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of the ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs and who hold ADSs as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in the ADSs.

This summary does not address tax considerations applicable to a holder of the ADSs that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies, or notional principal contracts;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	persons or corporations subject to an alternative minimum tax;

•	tax-exempt organizations;

•	traders that have elected mark-to-market accounting;

•	corporations that accumulate earnings to avoid U.S. tax;

•	pension plans;

•	investors that hold the ADSs as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;

•	persons that actually or constructively own 10 percent or more of our Ordinary Shares outstanding by vote or by value;

•	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes; and

•	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation, and does not include any discussion of state, local, or foreign tax consequences to a holder of the ADSs. In addition, this summary does not include any discussion of the U.S. federal income tax consequences to any holder of ADSs that is not a U.S. Holder.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local income and other tax consequences of an investment in the ADSs, including the potential effects of any proposed legislation, if enacted.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of an Ordinary Share or ADS that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal tax purposes holds Ordinary Shares or ADSs, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities or arrangements that are classified as partnerships for U.S. federal tax purposes and persons holding Ordinary Shares or ADSs through such entities should consult their own tax advisors.

In general, and assuming that all obligations under the Deposit Agreement will be satisfied in accordance with the terms of the Deposit Agreement, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

If we make any distribution with respect to the Securities, subject to the discussion under “- Passive Foreign Investment Companies” below, the gross amount of any distribution actually or constructively received by a U.S. Holder (through the Depositary) with respect to a Security will generally be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount distributed will include the amount of any Israeli taxes withheld from such distribution, as described above under the caption “Material Tax Considerations-Israeli Tax Considerations.” A U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us, which deduction is otherwise available to a corporate U.S. Holder in respect of dividends received from a domestic corporation. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Securities. Distributions in excess of such adjusted tax basis will generally be taxable to a U.S. Holder as capital gain from the sale or exchange of property as described below under “-Sale or Other Disposition of ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains of, currently, a maximum of 20%. This preferential income tax rate is applicable only to dividends paid by a “qualified foreign corporation” that is not a PFIC (as defined below under “- Passive Foreign Investment Companies,”) for the year in which the dividend is paid or for the preceding taxable year, and only with respect to the Securities held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date) and certain other holding period requirements are met. If such holding period requirements are met, dividends we pay with respect to the Securities generally will be qualified dividend income. However, if we were a PFIC, dividends paid by us to individual U.S. Holders would not be eligible for the reduced income tax rate applicable to qualified dividends. As discussed below under “- Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the Depositary’s) receipt of the dividend, actively or constructively, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss and will not be eligible for the preferential rate applicable to qualified dividend income.

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion under “- Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Securities will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Securities. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Securities exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition of the Securities will be U.S. source gain or loss for purposes of the foreign tax credit limitation. However, if we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain. As discussed below in “-Passive Foreign Investment Companies,” we do not anticipate being a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable year and future taxable years.

If a U.S. Holder receives foreign currency upon a sale or exchange of the Securities, gain or loss will be recognized in the manner described above under “- Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Material Tax Considerations-Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Securities through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Securities. Any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Securities and capital gains from the sale or other disposition of the Securities.

Passive Foreign Investment Companies

The treatment of the Company as a PFIC is based on the value and composition of our assets, and no assurance can be given that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. We will be considered a PFIC for any taxable year if:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly.

If we are a PFIC for any year during which a U.S. Holder holds Ordinary Shares or ADSs, such Ordinary Shares or ADSs generally will continue to be treated as Ordinary Shares or ADSs in a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the Ordinary Shares or ADSs, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares or ADSs such U.S. Holder holds. If such election is made, a U.S. Holder will be deemed to have sold the Ordinary Shares or ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the U.S. federal income tax treatment described below. After the deemed sale election, the Ordinary Shares or ADSs with respect to which the deemed sale election was made will not be treated as Ordinary Shares or ADSs in a PFIC unless we subsequently become a PFIC.

For each taxable year for which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Ordinary Shares or ADSs, unless it makes a “mark-to-market” election or a “qualified electing fund” election as discussed below. Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Ordinary Shares or ADSs:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs;

•	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in the U.S. Holder’s gross income (as ordinary income) for the current tax year; and

•	the amount allocated to each other year will be subject to the highest marginal tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such amounts allocated to each other year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any losses for such years. Additionally, any gains realized on the sale of the Ordinary Shares or ADSs cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder will be deemed to own its proportionate share of any such subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it will be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs will apply to distributions by us, except the lower applicable tax rate for qualified dividend income will not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “- Sale, Exchange, or Other Disposition of ADSs.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on Nasdaq and, accordingly, provided the ADSs are regularly traded, the mark-to-market election will be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund” election to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualifying Electing Fund) containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file such annual information return could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT AND APPLICATION OF THE PFIC RULES ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Backup Withholding and Information Reporting

Payments of dividends with respect to Ordinary Shares or ADSs and the proceeds from the sale, retirement, or other disposition of Ordinary Shares or ADSs made by a U.S. paying agent or other U.S. intermediary will generally be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability or may be refunded provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the Securities, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Securities.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the ADSs for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ADSs by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by Goldfarb Gross Seligman & Co. Certain legal matters with respect to U.S. federal securities law and New York law will be passed upon for us by Haynes and Boone, LLP.

EXPERTS

The financial statements of RedHill Biopharma Ltd. incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2025 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.) (which includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern as described in Note 1(a)(4) to the financial statements), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Talicia Holdings, Inc. incorporated in this prospectus by reference to the Annual Report on Form 20-F of RedHill Biopharma Ltd. for the year ended December 31, 2025 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website address is http://www.redhillbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirements in Section 16(a) of the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file or furnish annual reports and reports of foreign private issuer and other information with the SEC. These filings and other submissions contain important information that does not appear in this prospectus. The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus:

•	the description of our ADSs and our Ordinary Shares contained in Exhibit 2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 27, 2026;

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 27, 2026; and

•	reports on Form 6-K filed on April 30, 2026 (other than the third paragraph of the press release attached thereto), May 27, 2026, June 2, 2026 (other than the second paragraph of the press release attached thereto), June 8, 2026, June 9, 2026 (other than the second paragraph of the press release attached thereto), June 18, 2026, June 22, 2026, June 22, 2026, June 22, 2026, June 25, 2026, June 29, 2026 and July 1, 2026 (in each case, only to the extent provided in such Form 6-K).

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus. As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to RedHill Biopharma Ltd., 21 Ha’arba’a Street, Tel Aviv 6473921, Israel, Attn: Dror Ben-Asher, telephone number: +972 (3) 541-3131. You may also obtain information about us by visiting our website at www.redhillbio.com. Information contained in our website is included as an inactive textual reference only and is not part of this prospectus. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because many of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of the procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgments were rendered allows the enforcement of judgments of Israeli courts (however, the Israeli courts may waive this requirement following a request by the attorney general);

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed RedHill Biopharma Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

OFFERING EXPENSES

The following table sets forth the estimated expenses of this offering payable by us with respect to the issuance and distribution of the securities covered by the registration statement of which this prospectus forms a part. With the exception of the SEC registration fee, all amounts are estimates and may change.

SEC registration fees	$3,622.17
Legal fees and expenses	$30,000
Accountants’ fees and expenses	$5,000
Miscellaneous	$262,285.73

Total	$300,907.90

26,228,573 American Depositary Shares representing 262,285,730,000 Ordinary Shares

REDHILL BIOPHARMA LTD.

The date of this prospectus is July 13, 2026.